December 17, 2024

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attention:

Re:	Blue Dolphin Energy Company Form 10-K for the Fiscal Year ended December 31, 2023 Filed April 1, 2024 File No. 001-15905

Dear Mr. Cannarella and Ms. Gallagher:

                This letter is in response to your letter dated December 4, 2024, to Blue Dolphin Energy Company (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2023. For your convenience, each response is preceded by the Staff’s comment to which the response relates.

Form 10-K for the Fiscal Year Ended December 31, 2023

Results of Operation, page 39

1.	We note that in response to prior comment one, you included Exhibit A which relates to the calculation of refinery operations segment margin (deficit) and adjusted refinery operations segment margin. We further note that Exhibit A is identical to the disclosure on page 41 of your Form 10-Q for the period ending September 30, 2024, filed on November 14, 2024. Please revise your calculation of refinery operations' cost of goods sold and refinery operations' segment margin (deficit) on page 41 to conform with your presentation as disclosed on pages 39 and 40 of your 10-Q for the period ending September 30, 2024. In this manner, the calculation of refinery operations' cost of goods sold on pages 39 and 40 appear to be in accordance with GAAP while the calculation on page 41 excludes the elimination of intercompany charges. If the adjusted refinery operations segment margin (deficit) is meant to be burdened with an allocation of intercompany costs, you may include a non-GAAP adjustment for the appropriate amount. Please make clarifying disclosures regarding your classifications of intercompany revenues and intercompany costs for purposes of your non-GAAP disclosures by segment.

Response. The Company respectfully acknowledges the Staff’s comments. Please refer to Exhibit A, which illustrates the Company's proposed changes to the calculation of refinery operations segment margin (deficit). As illustrated, the intercompany charges are eliminated and are affected in the calculation of adjusted refinery operations segment margin (deficit) for all periods presented in the Form 10-Q for the period ending September 30, 2024.  A revised reconciliation to the non-GAAP consolidated measure is provided.

Financial Statements

Consolidated Statements of Income, page 52

2.	We note that in response to prior comment one you disclose the non-GAAP measure of adjusted refinery operations segment (deficit). We note that in your earnings release filed on Form 8-K on November 19, 2024 you disclose this non-GAAP measure with greater prominence than a GAAP measure. In this manner, the disclosure lacks any comparable disclosure or discussion of GAAP measures such as gross profit. Please refrain from presenting non-GAAP measures, including any discussion and analysis of the non-GAAP measures, in advance of and in the absence of the most directly comparable GAAP measure and a corresponding discussion and analysis, in future earnings releases, investor presentations, and periodic reports. You may refer to the answer to Question 102.10 of our Non-GAAP Compliance and Disclosure Interpretations if you require further clarification.

Response. The Company respectfully acknowledges the Staff’s comments. We revised our Press Release presentation to show both Downstream and Midstream operations. Further, we included the Non-GAAP reconciliation. Please refer to an excerpt of our revised Third Quarter 2024 Press Release presentation on Exhibit B, which shows both a complete illustration of our segment financial statements and a Non-GAAP reconciliation to gross profit. In addition, the second bullet to the Press Release’s highlights will read as follows: “Refinery operations segment margins were $2.4 million and $29.3 million for the nine months ended September 30,2024 and 2023, respectively. Adjusted refinery operations segment margins were $3.3 million and 30.2 million for the nine months ended September 30, 2024 and 2023, respectively.” We believe this revised presentation provides the appropriate reconciliation to a directly comparable GAAP measure.

3.	Please submit the revisions that you propose to address the concerns outlined above and confirm that conforming changes will be made in all subsequent disclosures of the measures such as in earnings releases and investor presentations that you publicly release or file on Form 8-K and quarterly financial reports on Form 10-Q.

Response. As requested, the proposed revisions are presented in Exhibits A and B of this response letter.  The Company hereby confirms that conforming changes will be made in all subsequent disclosures of the measures such as in earnings releases and investor presentations that the Company publicly releases or files on Form 8-K and quarterly and annual financial reports on Form 10-Q and 10-K, respectively.

Please call the undersigned at (832) 474-5461 with any additional comments or questions you may have.

Very truly yours, /s/ Bryce Klug
Bryce Klug Principal Financial Officer

EXHIBIT A

Downstream Operations

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(in thousands)
Refinery operations revenue	$81,280	$101,598	$239,743	$283,505

Crude oil, fuel use, and chemicals	80,244	87,795	222,176	244,927
Other conversion costs	5,068	4,120	16,299	10,491
Intercompany processing fees	(930)	(930)	(2,006)	(2,101)
Depreciation and amortization	302	303	904	911
Cost of goods sold	84,684	91,288	237,373	254,228

Refinery operations segment margin (deficit)	(3,404)	10,310	2,370	29,277

Add: depreciation and amortization	302	303	904	911
Adjusted refinery operations segment margin (deficit)	$(3,102)	$10,613	$3,274	$30,188

Sales (MBbls)	1,034	1,081	2,753	3,005

Refining segment margin (deficit) per Bbls	$(3.29)	$9.54	$0.86	$9.74
Adjusted refining segment margin (deficit) per Bbls	$(3.00)	$9.82	$1.19	$10.05

Non-GAAP Reconciliation

Adjusted Refinery Operations Segment Margin (Deficit).  'Adjusted Refinery Operations Segment Margin (Deficit)' is a non-GAAP financial measure used to provide management and investors with (i) important supplemental indicators of the operational performance of our business, (ii) additional criteria for evaluation of our performance relative to our peers, and (iii) supplemental information to investors about certain material non-cash and/or other items that may not continue at the same level in the future. Adjusted refinery operations segment margin (deficit) has limitations as an analytical tool and should not be considered in isolation or as substitutes for analysis of our results as reported under GAAP or as alternatives to net income (loss), operating income (loss), gross margin, or any other measure of financial performance presented in accordance with GAAP.

We define this financial metric as follows:

Adjusted Refinery Operations Segment Margin (Deficit) – Refinery operations segment margin (deficit) plus non-cash depreciation of our downstream assets, plus/minus certain material non-cash and or other items that may not continue at the same level in the future.  The following table presents a reconciliation of the GAAP financial measure of gross margin to adjusted gross margin for each periods indicated (in thousands).

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(in thousands)

Refinery operations segment margin (deficit)	$(3,404)	$10,310	$2,370	$29,277
Add: depreciation and amortization	302	303	904	911
Adjusted refinery operations segment margin (deficit)	$(3,102)	$10,613	$3,274	$30,188

EXHIBIT B

Results of Operations

For the three months ended September 30, 2024, Blue Dolphin reported a refinery operations segment deficit of $3.4 million and an adjusted refinery operations segment deficit of $3.1 million compared to refinery operations segment margin of $10.3 million and adjusted refinery operations segment margin of $10.6 million for the three months ended September 30, 2023. Blue Dolphin's refining margins for the three months ended September 30, 2024 were negatively impacted by less favorable refining margins and lower sales volume. Refinery operations segment margin was also adversely impacted by a $1.9 million inventory impairment due to recognizing inventory at the lower of cost or net realizable value. Blue Dolphin reported tolling and terminaling segment margin of $0.1 million for the three months ended September 30, 2024 compared to $0.2 million for the same period a year earlier. The accompanying earnings release tables provide a reconciliation of adjusted refinery operations segment margin (deficit), a non-GAAP measure, to refinery operations segment margin.

For the nine months ended September 30, 2024, refinery operations segment margin was $2.4 million and adjusted refinery operations segment margin was $3.3 million compared to refinery operations segment margin of $29.3 million and adjusted refinery operations segment margin of $30.2 million for the nine months ended September 30, 2023. Blue Dolphin's refining margins for the nine months ended September 30, 2024 were negatively impacted by less favorable refining margins and lower sales volume. Refinery operations segment margin was also adversely impacted by maintenance turnaround expenses and a $7.9 million inventory impairment due to recognizing inventory at the lower of cost or net realizable value. Blue Dolphin reported tolling and terminaling segment margin of $0.8 million for the nine months ended September 30, 2024 compared to $2.3 million for the same period a year earlier.

"While third quarter earnings were less than planned due, in part, to soft refining margins, we relied on our balance sheet to support operations," said Jonathan P. Carroll, Chief Executive Officer of Blue Dolphin Energy Company.

Blue Dolphin Energy Company and Subsidiaries
Earnings Release Tables

Consolidated Statement of Operations

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
	2024	2024	2023	2024	2023
	(in thousands, except per share amounts)

Total revenue from operations	$ 82,109	$ 69,659	$ 102,554	$ 242,790	$ 288,093

Total costs of good sold	85,426	74,358	92,033	239,619	256,470

Gross profit	(3,317)	(4,699)	10,521	3,171	31,623

Other operating and general and administrative expenses	1,420	1,865	1,520	4,580	4,104
Depreciation and amortization	61	62	54	184	157
Interest and other non-operating expenses, net	1,548	1,440	1,543	4,354	4,492
Total costs and expenses	88,455	77,725	95,150	248,737	265,223

Income (loss) before income taxes	(6,346)	(8,066)	7,404	(5,947)	22,870

Income tax benefit (expense)	1,346	1,716	(339)	1,221	(612)

Net income (loss)	$ (5,000)	$ (6,350)	$ 7,065	$ (4,726)	$ 22,258

Income (loss) per common share
Basic	$ (0.34)	$ (0.43)	$ 0.47	$ (0.32)	$ 1.49
Diluted	$ (0.34)	$ (0.43)	$ 0.47	$ (0.32)	$ 1.49

Downstream Operations

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(in thousands)
Refinery operations revenue	$ 81,280	$ 101,598	$ 239,743	$ 283,505

Crude oil, fuel use, and chemicals	80,244	87,795	222,176	244,927
Other conversion costs	5,068	4,120	16,299	10,491
Intercompany processing fees	(930)	(930)	(2,006)	(2,101)
Depreciation and amortization	302	303	904	911
Cost of goods sold	84,684	91,288	237,373	254,228

Refinery operations segment margin (deficit)	(3,404)	10,310	2,370	29,277

Add: depreciation and amortization	302	303	904	911
Adjusted refinery operations segment margin (deficit)	$ (3,102)	$ 10,613	$ 3,274	$ 30,188

Sales (MBbls)	1,034	1,081	2,753	3,005

Refining segment margin (deficit) per Bbls	$ (3.29)	$ 9.54	$ 0.86	$ 9.74
Adjusted refining segment margin (deficit) per Bbls	$ (3.00)	$ 9.82	$ 1.19	$ 10.05

Midstream Operations

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(in thousands)
Tolling and terminaling revenue	$ 1,759	$ 1,886	$ 5,053	$ 6,689
Less: intercompany(1)	(930)	(930)	(2,006)	(2,101)
Total revenue	829	956	3,047	4,588

Tolling and terminaling costs	400	403	1,220	1,216
Depreciation and amortization	342	342	1,026	1,026
Cost of goods sold	742	745	2,246	2,242

Tolling and terminaling segment margin	$ 87	$ 211	$ 801	$ 2,346

Non-GAAP Reconciliation

Adjusted Refinery Operations Segment Margin (Deficit).  'Adjusted Refinery Operations Segment Margin (Deficit)' is a non-GAAP financial measure used to provide management and investors with (i) important supplemental indicators of the operational performance of our business, (ii) additional criteria for evaluation of our performance relative to our peers, and (iii) supplemental information to investors about certain material non-cash and/or other items that may not continue at the same level in the future. Adjusted refinery operations segment margin (deficit) has limitations as an analytical tool and should not be considered in isolation or as substitutes for analysis of our results as reported under GAAP or as alternatives to net income (loss), operating income (loss), gross margin, or any other measure of financial performance presented in accordance with GAAP.

We define this financial metric as follows:

Adjusted Refinery Operations Segment Margin (Deficit) – Refinery operations segment margin (deficit) plus non-cash depreciation of our downstream assets, plus/minus certain material non-cash and or other items that may not continue at the same level in the future.  The following table presents a reconciliation of the GAAP financial measure of gross margin to adjusted gross margin for each periods indicated (in thousands).

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(in thousands)

Refinery operations segment margin (deficit)	$ (3,404)	$ 10,310	$ 2,370	$ 29,277
Add: depreciation and amortization	302	303	904	911
Adjusted refinery operations segment margin (deficit)	$ (3,102)	$ 10,613	$ 3,274	$ 30,188